

SEC 07002023 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GA Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street Suite 3400

(No. and Street)


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C. 202 SECTION

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew R. Wolfe (614) 221-0900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hausser & Taylor LLC

(Name – *if individual, state last, first, middle name*)

191 West Nationwide Blvd.	Columbus,	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald E. Garlikov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GA Financial, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARIAL SEAL
STATE OF OHIO

TERRI L. THOMPSON
Notary Public, State of Ohio
My commission expires 08/24/2009

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GA FINANCIAL, INC.

FINANCIAL REPORT

DECEMBER 31, 2006

GA FINANCIAL, INC.

CONTENTS



HAUSSER + TAYLOR LLC
Business advisors and certified public accountants

191 West Nationwide Blvd, Suite 400 • Columbus, Ohio 43215-2591 614/358-0473 • FAX: 614/224-4197 • www.hausser.com

To the Shareholder of
GA Financial, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of GA Financial, Inc. as of December 31, 2006, and the related statement of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GA Financial, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the enclosed supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hausser + Taylor LLC

Columbus, Ohio
February 2, 2007

Cleveland Elyria Akron Canton Columbus

GA FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 12,680
Receivable from related party	433,706
Commission receivable	74,178
Total assets	$ 520,564

SHAREHOLDER'S EQUITY

SHAREHOLDER'S EQUITY	
Capital stock, $100 par value, 300 shares authorized and outstanding	$ 30,000
Paid-in capital	15,159
Retained earnings	475,405
Total shareholder's equity	520,564
Total liabilities and shareholder's equity	$ 520,564

The accompanying notes are an integral part of these financial statements.

GA FINANCIAL, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

INCOME	
Commission income	$ 1,478,529
EXPENSES	
Management fee	929,472
Commissions and professional fees	38,485
Licenses and subscriptions	9,700
Income tax	14,500
Other, net	107
	992,264
NET INCOME	$ 486,265

The accompanying notes are an integral part of these financial statements.

GA FINANCIAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2006

	Capital Stock	Paid-In Capital	Retained Earnings	Total Shareholder's Equity
BALANCE - December 31, 2005	$ 30,000	$ 15,159	$ 2,014,553	$ 2,059,712
Distributions	-	-	(2,025,413)	(2,025,413)
Net Income	-	-	486,265	486,265
BALANCE - December 31, 2006	$ 30,000	$ 15,159	$ 475,405	$ 520,564

The accompanying note are an integral part of these financial statements.

GA FINANCIAL, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 486,265
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in receivables from related party	(433,706)
Increase in commission receivables	(74,178)
Decrease in prepaid taxes	5,700
Total adjustments	(502,184)
Net cash used operating activities	(15,919)
DECREASE IN CASH	(15,919)
CASH - Beginning of year	28,599
CASH - End of year	$ 12,680
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Income taxes	$ 8,800

SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS

During the year, $2,025,413 was reclassed from related party receivable to distributions.

The accompanying notes are an integral part of these financial statements.

GA FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Business

GA Financial, Inc. ("Company") was incorporated in June 1996 and commenced operations on May 1, 1997 for the purpose of engaging in brokerage activities. The Company is wholly owned by one shareholder. The majority of the Company's operations relate to the sale of variable life insurance policies.

Note 2. Significant Accounting Policies

A. Basis of Presentation – The financial statements are presented in accordance with accounting principles generally accepted in the United States of America. Commission revenues and related management fees are recorded in the period earned or incurred.

B. Customer Accounts – The Company performs limited brokerage business (variable insurance products only) and does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

C. Commissions Receivable – The Company receives commission based on a percentage of premiums collected by life insurance companies. The commissions receivable are recorded at their estimated collectible amount upon knowledge of premiums being remitted. Management has reviewed commissions receivable at December 31, 2006 and determined all commissions receivable to be collectible and no allowance for doubtful accounts is necessary.

D. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

E. Income Taxes – The Company has elected to be treated as an S Corporation for income tax purposes and, therefore, is not subject to federal or state income taxes. The Company is subject to city income taxes. The current income tax expense for 2006 is $14,500, and is based on local income taxes for the reported amounts of pre-tax income for the period.

F. Statements of Cash Flows – For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Note 3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under rule 15c3-1 (the Rule). The Rule requires that the Company maintain a minimum net capital, as defined, of $5,000. The Rule also mandates that the ratio of aggregate indebtedness, as defined, to net capital, as defined, not to exceed 15 to 1.

At December 31, 2006, the Company's net capital was $86,858 which was $81,858 in excess of its required minimum of $5,000. The Company had no aggregate indebtedness.

Note 4. Related Party Transactions

The Company has an expense sharing arrangement with Garlikov & Associates, Inc. ("Garlikov"), which is wholly owned by the Company's sole shareholder. This arrangement requires an allocation of certain expenses such as payroll, occupancy, and other incidental overhead expenses paid by Garlikov for the Company. This expense under the allocation totaled $929,472 for the current year and is included in the statement of operations as a management fee.

At December 31, 2006, the Company had a receivable of $433,706 from Garlikov. This receivable represents an advance for future expenses under the expense sharing arrangement.

SUPPLEMENTAL INFORMATION

GA FINANCIAL, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

December 31, 2006

Computation of Net Capital

Total shareholder's equity	$	520,564
Deductions for non-allowable assets:		
Receivable from related party		433,706
Prepaid taxes		-
Total deductions		433,706
Net capital		86,858
Computation of alternative net capital requirement		
Net capital requirement (minimum)		5,000
Excess net capital	$	81,858

Reconciliation of the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)

Net Capital, as reported in the Company's Part II (unaudited) FOCUS report	$	12,680
Audit adjustment for commissions receivable due in less than sixty days		74,178
Net capital per report	$	86,858

The accompanying notes are an integral part of these financial statements.

GA FINANCIAL, INC.

STATEMENT REGARDING RULE 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

The accompanying notes are an integral part of these financial statements.

H+T HAUSSER + TAYLOR LLC
Business advisors and certified public accountants

191 West Nationwide Blvd. Suite 400 • Columbus, Ohio 43215-2591 614/358-0473 • FAX: 614/224-4197 • www.hausser.com

To the Shareholder of
GA Financial, Inc.

Report of Independent Auditors on Internal Control

In planning and performing our audit of the financial statements and supplemental schedules of GA Financial, Inc. ("Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cleveland Elyria Akron Canton Columbus

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of GA Financial, Inc., management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hausser + Taylor LLC

Columbus, Ohio
February 2, 2007

END